RECEIVED

Morgan Crucible

2007 NOV 15 A 3:[illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5th November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

07028031

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 www.morgancrucible.com

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	15:58 02-Nov-07
Number	9601G

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 1st November 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had transferred 105,066 Ordinary Shares out of the Trust in satisfaction of the exercise of share options previously granted by the Company under its Executive Share Option Scheme 2004 and Sharesave Schemes 1995 and 2004, respectively.

Following this transfer of shares out of the Trust, the Trust holds a total of 5,656,742 Ordinary Shares representing 2.05% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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